UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: May 11, 2017	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, May 11, 2017 — On May 11, 2017, ChipMOS TECHNOLOGIES INC. (“Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held a meeting of its Board of Directors (the “Board”), at which time the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	Company’s consolidated financial statements of Q1, 2017;

(2)	Capital reduction and cancellation of forfeited restricted employee shares.

On matter (2), the Board resolved that due to resignation of employees who were previously granted restricted shares, a total of 155,000 common shares previously granted to them have been forfeited in accordance with ChipMOS’ “Regulations of the Issuance of Restricted Shares”, and therefore, ChipMOS shall cancel these 155,000 common shares, representing 0.02% of the share capital, through a capital reduction in the amount of NT$1,550,000. The capital reduction record date is May 15, 2017. The share capital of ChipMOS after the capital reduction will be NT$8,866,842,610.